[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 24, 2017

Via EDGAR and E-Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Perry J. Hindin,
Special Counsel
Office of Mergers and Acquisitions

Re:	Arconic Inc.
Definitive Proxy Statement filed on Schedule 14A
Filed March 13, 2017
File No. 001-03610

Dear Mr. Hindin:

On behalf of Arconic Inc. (“Arconic” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 20, 2017 (the

“Comment Letter”), relating to the Definitive Proxy Statement filed by the Company on Schedule 14A (File No. 001-03610) on March 13, 2017 (the “Proxy Statement”). All capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Proxy Statement unless otherwise indicated.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

General

1.	Refer to the Amendment and Restatement of the Trust Agreement between Wells Fargo Bank, N.A. (as successor trustee) and Arconic Inc., dated September 24, 2007, as amended, and filed as an exhibit to the Form 8-K filed April 12, 2017. In light of the current contested election of directors, Exchange Act Rule 14a-9 and the Company’s disclosure obligations under Exchange Act Rule 14a-3, Item 8 of Schedule 14A and Item 402 of Regulation S-K (including clause (j) of Item 402), please advise us what consideration was given to providing disclosure in the Company’s proxy statement of the material terms of the trust agreement, including information regarding:

•	what is required for a Potential Change in Control and a Change in Control (as defined in Article 11 of the agreement);

•	the effect of a Potential Change in Control being deemed to have occurred, including, as noted in the second sentence of section 1.3 of the agreement, that no part of the income or corpus of the Trust Fund would be recoverable by or for the benefit of the Company, and that the trust could not be amended or modified while a Potential Change of Control continues to exist;

•	the Board’s ability, pursuant to section 13.1 of the trust agreement, to amend or eliminate the change in control provisions without approval of Participants (as defined in the trust agreement) at any time prior to delivery of the notice triggering the Potential Change in Control; and

•	the implications of sending the notice triggering the Potential Change in Control, including, but not limited to, the 110% funding obligation referenced in section 5.1(d)(3) of the trust agreement and the requirement in section 13.2 that any subsequent amendment to the trust agreement be made only with 75% vote of Participants.

Response: The Company considered including information regarding the Trust Agreement in the Company’s Proxy Statement, but concluded that no such disclosure was required because the trust underlying the agreement is not compensatory within the meaning of Item 402 of Regulation S-K and the liabilities under the Company compensation plans that could be paid with trust assets are already fully reflected on the Company’s balance sheet. The Company notes that the trust is a vehicle for the setting aside of assets for a specific purpose and not a compensatory arrangement, and does not create, increase or accelerate any liabilities. Indeed, the liabilities potentially funded by the trust are in respect of benefit obligations under independent, pre-existing Company compensation plans that have been fully disclosed (to the extent required by Items 402 and 601 of Regulation S-K) and are reflected on Arconic’s balance sheet on an ongoing basis. For that reason, Arconic – consistent with widespread market practice – has not historically disclosed, and was not required to disclose in its Proxy Statement, the trust agreement pursuant to Items 402 and 601 of Regulation S-K.

The Staff has previously provided guidance that supports this approach. Since a trust agreement of this type is not itself a compensatory arrangement, the Staff has indicated that the trust agreement is only required to be filed pursuant to Item 601(b)(10) if it materially modifies participants’ rights under the previously filed nonqualified deferred compensation plan. (See Q&A 246.15 of the Regulation S-K Compliance and Disclosure Interpretations). The Trust Agreement does not materially modify participants’ rights under the applicable Company plans.

In addition, in considering the requirements of Rule 14a-9, the Company evaluated the impact of a change of control and a potential funding requirement for the Company under the Trust Agreement. In so doing, the Company considered that (1) although an irrevocable segregation of $500 million could impact the Company’s cash management, there are different ways the trust could be funded that would not restrict available cash (for example, a letter of credit could be used in lieu of cash); (2) the Company had ample liquidity of over $2 billion of cash or cash equivalents; (3) the funding requirement would not create, increase or accelerate any liabilities of the Company; and (4) the assets of the trust would remain assets of the Company. The Company also considered whether the Trust Agreement, including the provisions regarding funding, could be unilaterally amended by the Company during the proxy contest, as discussed in response to comment number 3 below. In light of these considerations, the Company determined that, following the Board’s resolution that a potential change in control had taken place, it was appropriate to disclose the potential change in control, as well as the full terms of the Trust Agreement, in the Form 8-K, which was filed well in advance of the 2017 Annual Meeting date.

However, in response to the Staff’s comments, the Company will be providing the disclosure set forth below in a supplement to the Proxy Statement:

Trust Agreement

Arconic maintains a grantor trust relating to certain of the Company’s nonqualified deferred compensation and retirement benefit plans. The trust was established pursuant to a trust agreement entered into by the Company in 1993, which was amended and restated in 2007 (the ‘Trust Agreement’). The terms of the Trust Agreement were not adopted or modified in any respect in connection with, or in anticipation of, the proxy contest relating to the 2017 Annual Meeting.

The terms of the Trust Agreement, which has been filed with the SEC, provide for funding of the trust by the Company in connection with a

‘change in control’ (as defined in the Trust Agreement) under certain circumstances. The amount of the required funding is 110% of the liabilities under the ‘covered plans’ (as defined in the Trust Agreement), which the Company estimates to be approximately $500 million. While the assets of the trust would remain Company assets, following a change in control they would be available solely for purposes of paying benefits under the plans, other than in the case of the Company’s insolvency.

The trust is a vehicle for the setting aside of assets for a specific purpose; it is not a compensatory arrangement. It does not create, increase or accelerate any liabilities, and amounts funded into the trust do not represent incremental value paid to the trust beneficiaries. The liabilities potentially funded by the trust are in respect of benefit obligations under independent, pre-existing Company compensation plans that have been fully disclosed to the extent required by applicable SEC rules. The liabilities for these benefits have been reflected on Arconic’s balance sheet on an ongoing basis.

On April 12, 2017, the Board adopted a resolution that a ‘potential change in control’ (as defined in the Trust Agreement) has occurred as a result of Elliott’s actions, including the proxy solicitation, and Klaus Kleinfeld, who at that time was the Company’s Chief Executive Officer, thereafter provided notice to the trustee of the potential change in control at the Board’s direction. The Trust Agreement defines “potential change in control” to include, among other things, the trustee having received notice from the Company’s Chief Executive Officer or its General Counsel that one of the following events has occurred:

•	“the Company or any Entity states an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;” or

•	“any Entity becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 5% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities with the purpose or with the effect of changing or influencing the control of the Company.”

The occurrence of a potential change in control has certain consequences under the Trust Agreement, including that the Trust Agreement cannot be amended by the Company without the prior written consent of 75% of the ‘participants’ (as defined in the Trust Agreement) while the potential change in control is pending, and that the Company is required to fund the trust with an amount equal to 110% of the covered plan liabilities after the occurrence of a potential change in control and prior to the completion of a change in control.

The Trust Agreement defines “change in control” to include, among other things, the trustee having received notice from the Company’s Chief Executive Officer or its General Counsel that one of the following events has occurred:

•	“any ‘person,’ as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any corporation owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of securities of the Company) (an “Entity”) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) (a “Beneficial Owner”), directly or indirectly, of securities of the Company representing 20% or more of the total voting power of the Company’s then outstanding securities eligible to vote;” or

•	“individuals who, as of the date hereof, constitute the board of directors of the Company cease for any reason to constitute a majority of the board; provided however, that any individual becoming a director whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least 75% of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of the actual or threatened solicitation of proxies by or on behalf of an Entity other than the board of directors (the “Incumbent Board”)”.

No determination has been made at this time as to whether there will be a change of control.

2.	In addition, in light of the current contested election of directors and Exchange Act Rule 14a-9 please advise what consideration was given to providing the following information in definitive additional materials:

•	pursuant to section 11.2 of the trust agreement, whether the board of directors adopted a resolution that a Potential Change of Control (as defined in section 11.2) had occurred and provided notice to the Trustee or whether such notice was provide by the Company’s Chief Executive Officer or its General Counsel;

•

which of the three events described in section 11.2 of the trust agreement was determined to have occurred in the notice given to the trustee and the specific details regarding such event, e.g. section 11.2(c) was deemed to have occurred when Elliott Associates, L.P. filed its initial Schedule 13D with the Commission on November 23, 2015 or when Elliott Associates delivered its nomination letter to the Company on January 31, 2017 in connection with the 2017 Annual Meeting;

•	why the Company waited until April 12, 2017 to deliver notice to the trustee that a Potential Change of Control occurred if the underlying circumstances that led to such notice arose months earlier, e.g. if true, the date of delivery of the nomination notice referenced above; and

•	under what circumstances will the Potential Change of Control lead to an actual Change of Control and the resulting effect.

Response:

The Company advises the Staff that on April 12, 2017, the Board adopted a resolution that a potential change in control had occurred, and Klaus Kleinfeld, who at that time was the Company’s Chief Executive Officer, thereafter provided notice to the trustee at the Board’s direction. The Board directed the Chief Executive Officer to deliver the notice because Section 11.3 of the Trust Agreement provides that the trustee is entitled to rely either on notice delivered by the Company’s Chief Executive Officer or its General Counsel or on a certified copy of a resolution of the Board. The Form 8-K disclosed that the Company delivered a notice of a potential change in control to the trustee; the Company respectfully submits that the identification of the precise person or entity who delivered the notice on the Company’s behalf pursuant to the procedure identified in the Trust Agreement is not material; however, the Company proposes to provide this disclosure in a supplement to the Proxy Statement as described above in response to comment number 1.

In addition, the Company advises the Staff that the potential change in control provisions under the Trust Agreement were not considered or analyzed prior to Elliott’s delivery of the January 31, 2017 nomination notice, including as a result of Elliott’s Schedule 13D filing with the Commission in November 2015. Prior to the January 31, 2017 nomination notice, there appeared to be no practical possibility that Elliott’s actions would result in an actual change in control under the Trust Agreement. Therefore, since the function of the potential change in control provisions is to serve as a precondition to the operation of the change in control provisions (including those relating to funding) in the Trust Agreement, the potential change in control provisions were not viewed as relevant as a practical matter until there was an actual potential in practice for a change in control under certain scenarios.

The Company further advises the Staff that, following the delivery of the January 31, 2017 nomination notice, the Company engaged in a thorough analysis of the Trust Agreement, including investigation into the history of several provisions of the Trust Agreement, consideration of potential ambiguities in the drafting of the Trust Agreement, and the solicitation of written advice from counsel as to its available legal alternatives. Among other things, Company personnel and counsel reviewed materials from the Board meeting in 2007 at which the amendment and restatement of the Trust Agreement was approved, interim drafts of the Trust Agreement from 2007, and prior communications to and from compensation plan participants about the terms of the trust.

Promptly following completion of this analysis and careful consideration thereof by the Board, the Board adopted a resolution providing that a potential change in control had occurred, and the Company promptly disclosed that determination. On April 12, 2017, the Company filed a copy of the Trust Agreement which provided investors with full disclosure of the relevant provisions, such as the provisions governing when a potential change in control can lead to an actual change in control.

The Company further advises the Staff that (1) the Board’s determination that a potential change in control had occurred for purposes of the Trust Agreement was not premised solely on any particular event specified in Section 11.2 of the Trust Agreement, and (2) the Board has not made any determinations as to the particular facts and circumstances that would constitute a Change in Control under the terms of the trust agreement, and continues to monitor developments.

3.	Furthermore, we note that section 13.1 of the trust agreement provides that “[p]rior to a Potential Change in Control, the Company may from time to time amend, in whole or in part, any or all of the provisions of this trust agreement without the consent of any Participant” and section 13.2 provides that “[f]ollowing a Potential Change in Control, this trust agreement may be amended (subject to the restrictions set forth in the provisos in Section 13.1) only with the prior written consent of 75% of Participants who, at the time such amendment is sought, are listed as Participants in the Covered Plans.” Given the required funding of the trust in the estimated aggregate amount of approximately $500 million, and the aforementioned trust agreement provisions, please advise us, in light of the current contest and Exchange Act Rule 14a-9, what consideration was given to disclosing in the proxy statement or in additional definitive materials, that the Company could have, at any time prior to the delivery of notice to the Trustee on April 12, 2017, unilaterally amended the trust agreement to eliminate what Elliott has referred to in their soliciting materials as a “poison put” feature of the agreement by eliminating or revising the change in control provisions as they relate to any change in the composition of the Board.

Response: The Company carefully analyzed the terms of the Trust Agreement as well as the particular facts and circumstances that it believed to be relevant in determining whether and when a potential change in control had occurred. Among other things, the Company considered the timing of Elliott’s acquisition of more than 5% of the Company’s common stock and Elliott’s disclosed intentions with respect to its investment in the Company, as well as Elliott’s notice of intention to nominate four directors to the Board at the 2017 Annual Meeting. The Company gave due consideration to the amendment provisions in the Trust Agreement and was unable to conclude that the provisions unambiguously give the Company the authority to unilaterally amend the Trust Agreement at any time prior to the delivery of the notice to the trustee on April 12, 2017. Therefore, the Company respectfully submits that it could be misleading to shareholders if the Company were to publicly assert that it had such authority. Furthermore, the Company believes that disclosure of its analysis of this ambiguity would necessarily reveal privileged legal advice from counsel. Accordingly, in order to maximize transparency without making privileged or potentially misleading disclosures, the Company filed the complete terms of the Trust Agreement with the Form 8-K for consideration by shareholders and other stakeholders well in advance of the 2017 Annual Meeting date.

Finally, the Company rejects Elliott’s allegations that the Trust Agreement and/or the determination of a potential change in control was a “poison put” or intended as a defensive measure to dissuade shareholders from voting for Elliott’s director nominees at the 2017 Annual Meeting.

To be clear, in the event that a change in control occurs for purposes of the Trust Agreement and the funding obligation is triggered, the trust serves as a funding vehicle and does not create, increase or accelerate any liabilities of the Company. Indeed, the liabilities potentially funded by the trust are in respect of benefit obligations under independent, pre-existing Company compensation plans that have been disclosed and reflected on Arconic’s balance sheet on an ongoing basis. The amounts funded into the trust remain assets of the Company and do not represent incremental value paid to the trust beneficiaries. In addition, the Trust Agreement was initially adopted by the Company in 1993 and has not been substantively modified since 2007. It was not adopted or modified in any respect in connection with, or in anticipation of, the proxy contest relating to the 2017 Annual Meeting.

*        *        *         *        *

If you have any questions with respect to the foregoing, please contact me at (212) 403-1128 or by email at KLCain@wlrk.com.

Sincerely,

/s/ Karessa L. Cain

Karessa L. Cain

Cc:	Katherine Hargrove Ramundo, Esq. (Arconic Inc.)
Margaret Lam, Esq. (Arconic Inc.)